UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

As previously disclosed, on September 22, 2025, Youxin Technology Ltd (the “Company”) entered into a definitive agreement (the “Agreement”) with Celnet Technology Co., Ltd. (“Celnet”), a provider of information integration and management solutions for businesses and the largest Salesforce.com partner in China, to acquire 51% of the equity interests in Celnet (the “Acquisition”).

On October 29, 2025, the Company closed the Acquisition.

Upon the closing of the Acquisition, the Company expects up to an additional $1.3 million revenue in the first half of fiscal year 2026, marking an substantial increase in revenue compared to the first half of fiscal year 2025. Additionally, the Acquisition effectively advanced the Company and Celnet’s joint foray into international business and enables us to deliver AI solutions to clients based on existing large-model tools.

Exhibit Index:

Exhibit No.	Description
99.1	Press Release, dated October 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: October 30, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer